UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ZIPPY BAGS, INC.
(Exact name of registrant as specified in its charter)

333-173860
(Commission File Number)

Nevada	27-3369810
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1844 South 3850 West #B
Salt Lake City, Utah 84104
(Address of principal executive offices)

(888) 890-5692
(Registrant's telephone number)

Copies to:
Arthur S. Marcus, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

June 23, 2014

       This Information Statement is being furnished on or about June 23, 2014 to all of the stockholders of record at the close of business on June 19, 2014 of the common stock, par value $0.001 per share, of  Zippy Bags, Inc.

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of Zippy Bags, Inc. (the "Company") of a change in control of the Company and a change in the majority of the board of directors of the Company which occurred pursuant to a stock purchase agreement (the "SPA") by and among Janet Somsen, the Company's President, Taipan Pearl Sdn Bhd ("Taipan"), and Wen Wei Wu ("Mr. Wu").

Pursuant to the SPA, which closed on June 17, 2014, Taipan and Mr. Wu purchased an aggregate of 4,365,000 shares of common stock of the Company, resulting in a change in control of the Company.  The source of the funds were the personal assets of Taipan and Mr. Wu.

In connection with the SPA, on June 16, 2014, Mr. Wu was appointed as the Company's Non-Executive Chairman.

In connection with the SPA, on or about 10 days after the mailing of this Schedule 14f-1, Janet Somsen will also resign as the sole directory of the Company, and Wen Wei Wu, Eng Wah Kung, Carmen Lum, Zhen Long Ho and Boon Siong Lee will be elected directors of the Company.

As part of the transaction, the Company agreed to issue an aggregate of 10,195,294 additional shares of the Company's common stock to the following parties in the amounts set forth next to their respective names:

Taipan Pearl Sdn Bhd:	7,556,235
Wen Wei Wu:	2,039,059
Boon Siong Lee:	400,000
Zhen Long Ho:	200,000

These shares were issued in connection with their contribution of their efforts in establishing a business (Top Point, Ltd, a Samoa Company) as a junket operation to the online casino operated by Lucky 89 Hotel & Casino, Cambodia and Grand Golden Hotel & Casino, Cambodia.  Top Point simultaneously acquired 100% of the capital stock of Wonderful Gate Strategy Company Limited ("Wonderful Gate"), a Macau company from Carmen Lum who will be the Company's Chief Financial Officer and a Director of the Company.  It is intended that Lucky 89 Hotel & Casino-Prey Vor, Au Village, Thmei Commune, Kampong Ro District, Cambodia and Grand Golden Hotel & Casino, Kampong Cham Province, Cambodia will enter into a junket operator agreement with Wonderful Gate shortly.  Under this agreement, Wonderful Gate will be responsible to introduce VIP Asian gamers to the casino's online operations and to maintain its back office online platform in return for a 0.25% commission on the total bets played by those gamers.  All of the junket's operations will be consolidated with the Company.

DIRECTORS AND EXECUTIVE OFFICERS

                  The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be elected as directors following the resignation of Ms. Somsen as director. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Taipan prior to the date the new directors take office.

                  Each member of our Board of Directors shall serve until his/her successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Name	Age	Position

Janet Somsen	61	President and Sole Director

Janet Somsen; Chief Executive Officer, President, Chief Financial Officer

Ms. Janet Somsen, aged 60, is the Chief Executive Officer, President, Chief Financial Officer and Director (Principal Executive Officer) and (Principal Financial Officer) of the Company.  She was appointed on August 26, 2010 and is responsible for overseeing all aspects of the company.

Janet Somsen worked for Bike Bag International, Inc., from 1992 to 1998 as Vice President of R&D and manufacturing.  Bike Bag was involved in the sporting goods industry until they were sold to Hoyt Easton.  She then worked for Domino's Pizza Corporation as Assistant Manager of product fulfillment from 1998 until 2004.  She was CEO and President of C-Essna, Inc., from 2004 until 2008, at which time she pursued her lifetime dream of overseeing her own company providing specialized products to the snowboarding industry and forming Zippy Bags, DBA.  In 2010, Mr. Somsen incorporated Zippy Bags, Inc., and became President and CEO of the Company.  Mr. Somsen will resign ten days from the date of this Information Statement.

Directors following Ms. Somsen's Resignation as Director:

                  Set forth below is certain information regarding the persons who will become directors of the Company following Ms. Somsen's resignation as director:

Name	Age	Position
Wen Wei Wu	48	Non-Executive Chairman
Eng Wah Kung	50	Chief Executive Officer and Director
Carmen Lum	26	Chief Financial Officer and Director
Zhen Long Ho	37	Chief Operating Officer and Director
Boon Siong Lee	33	Director

Mr. Wen Wei WU, aged 48, is the non-executive Chairman of the Company.  He is a citizen of Macau, China.  Mr. Wu is a merchant. From 1984 to 1989, he worked in Longhua Food Factory Co., Ltd. and Mali Plastics Co., Ltd. of Jinjiang City, Fujian Province, China respectively.  In 1993, he went to Yiwu City of Zhejiang Province, China to engage in commerce and trade and successively established Yiwu Xiaomuma Ornament Trading Company, Yiwu Weilainina Ornament Co., Ltd., Guangzhou Tiffany Ornament Co., Ltd., etc.  During his engaging in the trade business, he studied law in the School of Politics of National University of Defense Technology of PLA and obtained a bachelor's degree.   He also participated in many public bodies. In 2005, he established Jinhua Quanzhou Chamber of Commerce and held the post of president of the chamber.  Later, he took the posts of permanent honorary chairman of Hong Kong Guying Village Natives Association, Hong Kong Yangxi Social Club, Hong Kong Wu's Clan Association and Hong Kong Overseas Chinese General Chamber of Commerce.

Mr. Eng Wah KUNG, aged 50, is the CEO and executive director of the Company. He holds a First Class Diploma in Hotel Management with Les Roches, Switzerland. He was the General Manager with Hic Inn, Cambodia prior to joining the Company.  Mr. Kung has been a general manager for several Southeast Asian hotel operations companies since year 2003, including Nha trang Lodge, Vietnam and NCL Cambodia Pte Ltd. He has over 33 years in the senior general management position in the Meetings/Incentives/Convention/Exhibition industry.  He is responsible for over-seeing the future MICE operations of the Company using his extensive skills, knowledge and experience.  In fact, Mr. Kung has established good working relationships with the central governments and local authorities of Cambodia, Vietnam and Malaysia.

Miss Carmen LUM, aged 26, is the CFO and executive director of the Company. She is a Practicing Certified Financial Planner with the qualification obtained from the Financial Planning Association of Malaysia. Miss Lum also holds a Bachelor's Degree (Hons) in Financial Economics from the University Tunku Abdul Rahman, Malaysia. Prior to joining the Company, she had been a personal banker with United Overseas Bank, Kuala Lumpur office and a business development manager with the Kuala Lumpur office of Allianz Insurance, a German listed company. Miss Lum has over 6 years' experience of private banking, financial modeling, forecast, assets management and investment advisory services.  She is also the Vice President of Step Well Equity Inc. a Nevada company which is principally engaged in provision of corporate finance advisory services to various listed and unlisted companies in Hong Kong, China and Malaysia.

Mr. Zhen Long HO, aged 37, is the Chief Operating Officer and executive director of the Company. He holds a Diploma of Computer Science/ Information Technology from the Institute Technologi Pertama, Malaysia. Prior to joining the company, he is a programmer with Onyx Enterprise Sdn Bhd Malaysia from July 97 till May 2004. From June 2004 till August 2011, he was a software development manager with Profdoc Sdn Bhd Malaysia. From September 2011 onwards, he has been acting as the Chief Technology Officer of Neklstech Sdn Bhd, an Information Technology company providing software and healthcare consultancy.  Mr. Ho has over 16 years in the IT industry.

Mr. Boon Siong LEE, aged 33, is an Executive director of the Company. He holds a Bachelor's Degree in Computer Science / Informative Technology from Campbell University. Prior to joining the Company, he was a System Engineer and System Architect with Game Flier (M) Sdn Bhd Malaysia and F-Secure Corporation Sdn Bhd.  Since October 2010, Mr. Lee has been acting as the Technical Manager for Great Entertainment Software Co. Ltd Vietnam.  Mr. Lee has over 11 years of experience in the IT industry.

Board of Directors Committees

                  Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The Company's sole Director performs the duties of an audit committee. The Company's Board does not have a nominating committee. The functions customarily performed by a nominating committee have been performed by the Company's sole Director.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Wen Wei Wu, at the address set forth on the front page of this Information Statement.

Director Independence

The Company's sole director, Jane Somsen, is not an independent director as defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.
any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.
being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

During its last two fiscal years, the Company did not pay any compensation to its executive officers.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of March 31, 2014

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended March 31, 2014.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

 The following table sets forth certain information, as of the date of this filing, following the closing of the SPA and the simultaneous issuance of the 10,195,294 shares to the business operators, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company's executive officers and directors; and (iii) the Company's directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned		Percentage of Common Stock (2)

Taipan Pearl Sdn Bhd (3)	11,048,235	(3)	55.24%
Wen Wei Wu	2,912,059		14.56%
Boon Siong Lee	400,000		2.0%
Eng Wah Kung	________		________
Carmen Lum	________		________
Zhen Long Ho	200,000		1.0%
Officers and Directors as a group (5 persons)	3,512,059		17.56%
* Less than 1%
(1)	Except as otherwise indicated, the address of each beneficial owner is Zippy Bags, Inc., 1844 South 3850 West #B, Salt Lake City, Utah 84104.
(2)	Applicable percentage ownership is based on 20,000,338 shares of common stock outstanding as of June 19, 2014 giving effect to the transactions described herein.
(3)	Sing Hong Ting is the beneficial owner of the shares owned by Taipan Pearl Sdn Bhd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

ZIPPY BAGS, INC.

Dated: June 23, 2014	By:	/s/ Janet Somsen
Janet Somsen
President